April 2, 2013

BY SEDAR

TO:

All Securities Commissions of Canada

Toronto Stock Exchange

Re:  Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:

Fortuna Silver Mines Inc.

Meeting Date:

Thursday, June 20, 2013

Record Date for Notice and Voting:

Thursday, May 2, 2013

Beneficial Ownership Determination Date:

Thursday, May 2, 2013

Security Description:

Common Shares

CUSIP:

349915 10 8

ISIN:

CA3499151080

Meeting Type:

Annual

Issuer Sending Material via Notice-and-Access:

No

Issuer Sending Material Directly to NOBOs:

No

Issuer Paying to Send Material to OBOs:

No

FORTUNA SILVER MINES INC.

Per:      “Sally Whittall”

Sally Whittall,

Corporate Secretary